Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: October 6, 2021

The following press release was made available by EQRx, Inc. on October 6, 2021 on EQRx’s Website (https://www.eqrx.com/press-release/eqrx-and-absci-announce-partnership-to-discover-and-develop-next-generation-protein-based-drugs/), Twitter and LinkedIn.

EQRx and Absci Announce Partnership to Discover and Develop Next-Generation Protein-Based Drugs

Absci’s AI-powered discovery and development platform to further expand EQRx’s portfolio of innovative, affordable medicines

CAMBRIDGE, Mass., and VANCOUVER, Wash., – October 06, 2021 – EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, and Absci Corporation (Nasdaq: ABSI), the drug and target discovery company harnessing deep learning AI and synthetic biology to expand the therapeutic potential of proteins, today announced a discovery collaboration.

The partnership will leverage Absci’s Drug Creation™ technology for discovery and development activities, along with EQRx’s clinical development expertise and commercial capabilities, to advance next-generation, protein-based therapeutics at more affordable costs for patients. EQRx and Absci will collaborate to jointly engineer and develop several clinical candidates across multiple therapeutic areas, including oncology and immunology. At Absci’s option, it may make additional investments at progressive stages of development in exchange for an increased share of product sales.

“Absci’s technology platform enables rapid discovery and production of well differentiated protein-based drugs that are elusive to other discovery approaches,” said Carlos Garcia-Echeverria, Ph.D., chief of Rx creation at EQRx. “We are excited to work with Absci towards our goal of providing innovative, cost-effective treatment options for patients.”

“This collaboration with EQRx expands the reach of our AI-powered target discovery, drug design and development technology,” said Sean McClain, founder and CEO of Absci. “Together, we look forward to discovering differentiated next-generation biologics, driving efficiencies, and accelerating timelines so that our future medicines can have the biggest possible impact for patients in need.”

About EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. In August 2021, EQRx announced a proposed combination with CM Life Sciences III (Nasdaq: CMLTU) to accelerate its growth. The combination is expected to be completed in the fourth quarter of 2021. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

About Absci

Absci is the drug and target discovery company harnessing deep learning AI and synthetic biology to expand the therapeutic potential of proteins. We built our Integrated Drug Creation™ Platform to identify novel drug targets, discover optimal biotherapeutic candidates, and generate the cell lines to manufacture them in a single efficient process. Biotech and pharma innovators partner with us to create the next generation of protein-based drugs, including Bionic Proteins™ containing nonstandard amino acids, and other novel drug designs that may be impossible to make with other technologies. Our goal is to enable the development of better medicines by Translating Ideas into Drugs™. For more information visit www.absci.com.

Availability of Other Information about Absci

Investors and others should note that we routinely communicate with investors and the public using our website (www.absci.com) and our investor relations website (investors.absci.com), including without limitation, through the posting of investor presentations, SEC filings, press releases, public conference calls and webcasts on these websites. The information that we post on these websites could be deemed to be material information. As a result, investors, the media, and others interested in Absci are encouraged to review this information on a regular basis. The contents of our website, or any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

EQRx Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Absci Forward-Looking Statements

Certain statements relating to Absci in this press release that are not historical facts are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements containing the words “will,” “may,” "pursues," “anticipates,” “plans,” “believes,” “forecast,” “estimates,” “expects,” and “intends,” or similar expressions. We intend these forward-looking statements, including statements regarding discovery and development activities, collaboration efforts, and making additional investments, to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, and we make this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. We can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved, and, furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control, including, without limitation, risks and uncertainties relating to collaboration efforts; along with those risks set forth in our Quarterly Report on Form 10-Q filed with the SEC on September 7, 2021, as well as discussions of potential risks, uncertainties, and other important factors in our subsequent filings with the SEC. Except as required by law, we assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

EQRx Media Contact:

Dan Budwick

dan@1abmedia.com

Absci Contacts:

Investors: investors@absci.com

Media: press@absci.com